SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 25 April 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X       Form 40-F _____

Enclosures:
Trading statement

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

TRADING STATEMENT

When Sasol released its Interim Results on 7 March 2005, the following was said in the profit outlook statement:

'Assuming exchange rates and international oil and commodity chemical prices remain at more-or-less prevailing levels, it is anticipated that attributable earnings in the second half of the financial year should be at least equal to that achieved during the six-months period ended 31 December 2004.'

In the intervening period, oil prices have been higher and the Rand
: US dollar exchange rate has been slightly weaker than anticipated.
Furthermore, notwithstanding the higher oil prices and the resulting adverse effect on oil-derivative feedstock costs, profits in various chemical businesses are higher than anticipated.

As a result, Sasol wishes to announce that Rand attributable earnings in the second half of the financial year are now expected to be between
25% and 30% higher than those achieved during the six-month period ended 31 December 2004. Consequently, it is anticipated that attributable earnings and earnings per share for the full financial year ending 30 June 2005, will be between 45% and 55% higher than those achieved in the previous financial year.
Headline earnings are expected to increase between 55% and 65%
compared to the previous financial year.
This revised view has not been audited or reviewed by the company’s auditors.

Johannesburg
25 April 2005
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Forward looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-
looking statements as defined in the U.S. Private Securities Litigation
Reform Act of 1995. Words such as "believe", "anticipate", "expect",

"intend", "seek", "will", "plan", "could", "may", "endeavour" and "project"
and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 29, 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 April 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary